UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 1)

Nordic American Offshore Ltd.
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y6366T112
(CUSIP Number)

Scandic American Shipping Ltd.
Leif Weldingsvei 20, P.O.B. 56
N-3201 Sandefjord, Norway
Attn: Turid M. Sorensen
011 47 33 42 73 00

Copy to:

Gary J. Wolfe
Seward & Kissel LLP
One Battery Park Plaza, 19th Floor
New York, NY 10004
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or  Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y6366T112

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nordic American Tankers Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

6,351,613*

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,351,613*

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,351,613*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%**

14.	TYPE OF REPORTING PERSON

CO

*NAT may be deemed to beneficially own 6,351,613 Common Shares, as defined below, consisting of (i) 6,018,280 Common Shares and (ii) 333,333 Common Shares that are issuable upon the exercise of the Warrant rights, as defined in Schedule 13D filed on December 18, 2014, that have vested at an exercise price of $15.00, as adjusted under the terms of the Warrant.

**Percentage of class calculation is based on 23,119,091 Common Shares which is the sum of 22,785,758 Common Shares outstanding and the 333,333 Common Shares that are issuable upon the exercise of the Warrant rights.  The 22,785,758 Common Shares number reflects the Issuer's outstanding share amount as reported on Form 6-K furnished by the Issuer with the Securities and Exchange Commission (the "Commission") on November 10, 2015.

CUSIP NO. Y6366T112

Item 1.  Security and Issuer

This Amendment No. 1 ("Amendment No.1") is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Person (as hereinafter defined) on December 18, 2014 with respect to the common shares, par value $0.01 per share (the "Common Shares") of Nordic American Offshore Ltd., incorporated under the laws of the Republic of the Marshall Islands (the "Issuer).  The address of the principal executive office of the Issuer is Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.

Item 2.  Identity and Background

(a),(f)	The name of the reporting person is Nordic American Tankers Limited, a company incorporated in Bermuda ("NAT") (the "Reporting Person").

(b)	The address of the principal place of business of NAT is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

(b),(c)	The principal business of NAT is the ownership and chartering of tanker vessels.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of NAT is set forth below.  If no business address is given, the director's or executive officer's address is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

Herbjørn Hansson	Chairman, Chief Executive Officer and President
Mr. Hansson is a citizen of Norway and his principal business address is c/o Scandic American Shipping Ltd., Leif Weldingsvei 20, P.O.B. 56 N-3201 Sandefjord, Norway.  Mr. Hansson is also the Executive Chairman of the Issuer.

Turid M. Sørensen	Chief Financial Officer and Executive Vice President
Mrs. Sørensen is a citizen of Norway and her principal business address is c/o Scandic American Shipping Ltd., Leif Weldingsvei 20, P.O.B. 56 N-3201 Sandefjord, Norway.  She is also the Chief Financial Officer and Secretary of the Issuer.

Andreas Ove Ugland	Vice Chairman
Mr. Ugland is a citizen of the Cayman Islands, B.W.I. and Norway and his principal business address is c/o Andreas Ugland & Sons Ltd., PO Box 30464 SMB, Vista Del Mar, Grand Cayman, Cayman Islands, British West Indies.  He has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has spent his whole career in shipping in the Ugland family owned shipping group.

Jan Erik Langangen	Director
Mr. Langangen is a citizen of Norway and his principal business address is Markaveien 57, 3947 Langangen, Norway.  His principal occupation is serving as a partner of Langangen & Helset, a Norwegian law firm.

James Gibbons	Director
Mr. Gibbons is a citizen of Bermuda and his principal business address is Harbour International Trust Company, Thristle House, 4 Burnaby Street, Hamilton HM 11, Bermuda.  He also serves as the Treasurer of Edmund Gibbons Limited, the Chairman of Harbour International Trust Company Limited, a director of Clarien Bank Limited and President of Bermuda Air Conditioning Limited. Mr. Gibbons is an independent director of RenaissanceRe Holdings Ltd and other boards.

Richard H.K. Vietor	Director
Mr. Vietor is a citizen of the United States and his principal business address is Harvard Business School, 295 Morgan Hall, Soldiers Field, Boston, Massachusetts 02163.  Mr. Vietor is the Paul Whiton Cherrington Professor of Business Administration at Harvard Business School where he teaches courses on the regulation of business and the international political economy.

Jim Kelly	Director
Mr. Kelly is a citizen of the United States and his principal business address is 310 West 86th Street, Apt 12B, New York, NY 10024.  His principal occupation is serving as a consultant at Bloomberg LP.

(d),(e)	None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

NAT purchased 1,521,300 Common Shares in a private transaction for approximately $9.5 million.
Other than as described above, there are no material changes from the Schedule 13D filed with the Commission on December 18, 2014.

Item 4.  Purpose of Transaction

The information contained in Item 3 is incorporated by reference.

Other than as described above, there are no material changes from the Schedule 13D filed with the Commission on December 18, 2014.

Item 5.  Interest in Securities of the Issuer

(a)-(d)	As of the date hereof, NAT may be deemed to be the beneficial owner of 6,351,613 Common Shares, constituting 27.4% of the Common Shares, based upon 23,119,091 Common Shares outstanding. NAT has the sole power to vote or direct the vote of 6,351,613 Common Shares. NAT has the sole power to dispose or direct the disposition of 6,351,613 Common Shares.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On November 12, 2015, the Reporting Person announced that it purchased 1,521,300 Common Shares in a private transaction for approximately $9.5 million.  The press release of the Reporting Person announcing the transaction is incorporated by reference in Exhibit A.
Other than as described above there are no material changes from the Schedule 13D filed with the Commission on December 18, 2014.

Item 7.  Material to be Filed as Exhibits
Exhibit A	Press release of the Reporting Person dated November 12, 2015 announcing the transaction.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2015
(Date)

Nordic American Tankers Limited

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman, Chief Executive Officer and President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Nordic American Tankers Limited (NYSE:NAT) Increased ownership in Nordic American Offshore Ltd.
Hamilton, Bermuda, November 12, 2015
Nordic American Tankers Limited ("NAT") announced that it has today entered into an agreement to purchase 1,521,300 shares in Nordic American Offshore Ltd. ("NAO"), increasing the NAT shareholding in NAO from 4,496,980 to 6,018,280 shares or from 19.8% to 26.5% ownership, which was the NAT ownership in NAO when the latter company was established in the autumn of 2013 and listed on the Oslo OTC (over-the-counter) exchange. The NAO shares were bought in a private transaction effective November 12, 2015 at price of $6.25 per share, in total $9.5m. NAO has 22,729,797 shares outstanding.
NAO was listed on the New York Stock Exchange June 12, 2014 and owns now 10 platform supply vessels of which two are newbuildings to be delivered in 2016. The NAO 3Q2015 earnings report was published November 9, 2015. NAO is fully financed up to early 2020.
NAT Chairman & CEO, Herbjorn Hansson, commented: "This transaction is an evidence of our belief in the NYSE listed Nordic American Offshore Ltd. which is built on the same strategic principles as NAT."
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:
Jan H. A. Moller,
Head of Investor Relations & Financial Manager
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 11 53 75
Turid M. Sørensen, CFO & EVP
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 57 29 27
Rolf Amundsen, Advisor
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906
Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223